 Filed Pursuant to Rule 424(b)(3)

Registration No. 333-227248

Prospectus Supplement No. 1 dated June 6, 2019

To Prospectus Supplement dated September 28, 2018

(To Prospectus dated September 28, 2018)

Up to $10,000,000

VOLITIONRX LIMITED

Common Stock

This prospectus supplement no. 1 supplements the prospectus supplement, dated September 28, 2018, or the Prospectus Supplement, relating to the offer and sale of shares of common stock, par value $0.001 per share, of VolitionRx Limited, or the Company, having an aggregate offering price of up to $10,000,000 from time to time pursuant to an Equity Distribution Agreement, dated September 7, 2018, or the Distribution Agreement, through Oppenheimer & Co. Inc., or Oppenheimer, acting as the Company’s agent and/or as principal, in any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including without limitation sales made directly on the NYSE American, on any other existing trading market for the common stock or to or through a market maker. Oppenheimer may also sell shares of common stock in privately negotiated transactions. This prospectus supplement no. 1 should be read in conjunction with the Prospectus Supplement.

This supplement is being filed to clarify that the existing terms of the Distribution Agreement permit sales of shares of common stock pursuant to privately negotiated transactions as well as “at-the-market” offerings.

The Offering

The “Manner of offering” description contained in the table under the heading “THE OFFERING” is hereby replaced with the following:

Manner of offering:

“At the market” offering that may be made from time to time by or through Oppenheimer, acting as sales agent or principal, or in privately negotiated transactions. See “Plan of Distribution” on page S-18.

Risk Factors

The risk entitled “The common stock offered hereby will be sold in ‘at the market’ offerings, and investors who buy shares at different times will likely pay different prices” under the heading “RISK FACTORS” is hereby replaced with the following:

The common stock offered hereby may be sold in “at the market” offerings or in privately negotiated transactions, and investors who buy shares at different times will likely pay different prices.

Investors who purchase shares in this offering at different times will likely pay different prices, and so may experience different levels of dilution and different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold in this offering. In addition, subject to the final determination by our board of directors, there is no minimum or maximum sales price for shares to be sold in this offering. Investors may experience a decline in the value of the shares they purchase in this offering as a result of sales made at prices lower than the prices they paid.

Plan of Distribution

The first paragraph under the heading “PLAN OF DISTRIBUTION” is hereby replaced with the following:

We have entered into the Distribution Agreement with Oppenheimer as our sales agent and/or principal, which we have filed as an exhibit to the registration statement of which this prospectus forms a part. The Distribution Agreement is incorporated by reference in this prospectus. Sales of our common stock, if any, may be made in sales deemed to be “at the market” offerings as defined in Rule 415 of the Securities Act or in privately negotiated transactions. Oppenheimer is not required to sell any specific amount, but will use commercially reasonable efforts to sell on our behalf all of our common stock requested to be sold by us, consistent with its normal trading and sales practices, under the terms and subject to the conditions set forth in the Distribution Agreement. We may instruct Oppenheimer not to sell our common stock if the sales cannot be effected at or above the price designated by us in any instruction or placement notice we deliver to Oppenheimer. We or Oppenheimer may suspend the offering of our common stock upon delivering notice and subject to other conditions, as further described in the Distribution Agreement.